================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   ----------
                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                                   ----------
                                (Amendment No. 5)

                                  BIOTIME INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

Common Shares, par value $.01 per share                     09066L105
--------------------------------------------------------------------------------
    (Title of class of securities)                        (CUSIP number)

                            Gary K. Duberstein, Esq.
                             Greenway Partners, L.P.
                           277 Park Avenue, 27th Floor
                            New York, New York 10172

                                 (212) 350-5100
--------------------------------------------------------------------------------
(Name, address and telephone number of person authorized to receive notices and communications)

                                 August 13, 2001
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Note: When filing this statement in paper format, six copies of this statement, including exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                        (Continued on following page(s))
                              (Page 1 of 10 Pages)


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NY2:\1072711\02\MZPJ01!.DOC\56392.0003
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
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
CUSIP No. 09066L105                                                        13D                    Page 2 of 10 Pages
----------------------------------------------------------------------              ------------------------------------------------

------------------- ----------------------------------------------------------------------------------------------------------------

        1           NAME OF REPORTING PERSON:  GREENBELT CORP.


                    S.S. OR I.R.S. IDENTIFICATION NO.
                    OF ABOVE PERSON:  13-3791931
------------------- ----------------------------------------------------------------------------------------------------------------
                                                                                                                            (a) [x]
        2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                       (b) [_]
------------------- ----------------------------------------------------------------------------------------------------------------

        3           SEC USE ONLY
------------------- ----------------------------------------------------------------------------------------------------------------

        4           SOURCE OF FUNDS:  00
------------------- ----------------------------------------------------------------------------------------------------------------
                                                                                                                                [_]
        5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):
------------------- ----------------------------------------------------------------------------------------------------------------

        6           CITIZENSHIP OR PLACE OF ORGANIZATION:  Delaware
------------------- ----------------------------------------------------------------------------------------------------------------

          NUMBER OF              7     SOLE VOTING POWER                                                                    945,732
           SHARES
------------------------------ ------- ---------------------------------------------------------------------------------------------

        BENEFICIALLY             8     SHARED VOTING POWER:                                                                       0
          OWNED BY
------------------------------ ------- ---------------------------------------------------------------------------------------------

            EACH                 9     SOLE DISPOSITIVE POWER:                                                              945,732
          REPORTING
------------------------------ ------- ---------------------------------------------------------------------------------------------

         PERSON WITH             10    SHARED DISPOSITIVE POWER:                                                                  0
------------------- ----------------------------------------------------------------------------------------------------------------

        11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY
                    REPORTING PERSON:                                                                                      945,732
------------------- ----------------------------------------------------------------------------------------------------------------
                                                                                                                                [_]
        12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
------------------- ----------------------------------------------------------------------------------------------------------------

        13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                                        8.0%
                    8.5%
------------------- ----------------------------------------------------------------------------------------------------------------

        14          TYPE OF REPORTING PERSON:                          CO
------------------- ----------------------------------------------------------------------------------------------------------------

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
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
CUSIP No. 09066L105                                                        13D                    Page 3 of 10 Pages
----------------------------------------------------------------------              ------------------------------------------------

------------------- ---------------------------------------------------------------------------------------------------------------

        1           NAME OF REPORTING PERSON:  GREENWAY PARTNERS, L.P.


                    S.S. OR I.R.S. IDENTIFICATION NO.
                    OF ABOVE PERSON:  13-3714238
------------------- ---------------------------------------------------------------------------------------------------------------
                                                                                                                           (a) [x]
        2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                      (b) [_]
------------------- ---------------------------------------------------------------------------------------------------------------

        3           SEC USE ONLY
------------------- ---------------------------------------------------------------------------------------------------------------

        4           SOURCE OF FUNDS:  WC, OO
------------------- ---------------------------------------------------------------------------------------------------------------
                                                                                                                               [_]
        5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):
------------------- ---------------------------------------------------------------------------------------------------------------

        6           CITIZENSHIP OR PLACE OF ORGANIZATION:  Delaware
------------------- ----------------------------------------------------------------------------------------------------------------

          NUMBER OF              7     SOLE VOTING POWER:                                                                   90,750
           SHARES
------------------------------ ------- --------------------------------------------------------------------------------------------

        BENEFICIALLY             8     SHARED VOTING POWER:                                                                     0
          OWNED BY
------------------------------ ------- ---------------------------------------------------------------------------------------------

            EACH                 9     SOLE DISPOSITIVE POWER:                                                             90,750
          REPORTING
------------------------------ ------- ---------------------------------------------------------------------------------------------

         PERSON WITH             10    SHARED DISPOSITIVE POWER:                                                                0
------------------- ----------------------------------------------------------------------------------------------------------------

        11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY
                    REPORTING PERSON:                                                                                      90,750
------------------- ----------------------------------------------------------------------------------------------------------------
                                                                                                                               [_]
        12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
------------------- ----------------------------------------------------------------------------------------------------------------

        13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                                       0.8%
------------------- ----------------------------------------------------------------------------------------------------------------

        14          TYPE OF REPORTING PERSON:                          PN
------------------- ----------------------------------------------------------------------------------------------------------------

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
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
CUSIP No. 09066L105                                                        13D                    Page 4 of 10 Pages
----------------------------------------------------------------------              ------------------------------------------------

------------------- ----------------------------------------------------------------------------------------------------------------

        1           NAME OF REPORTING PERSON:  GREENHOUSE PARTNERS, L.P.


                    S.S. OR I.R.S. IDENTIFICATION NO.
                    OF ABOVE PERSON:  13-3793447
------------------- ----------------------------------------------------------------------------------------------------------------
                                                                                                                            (a) [x]
        2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                       (b) [_]
------------------- ----------------------------------------------------------------------------------------------------------------

        3           SEC USE ONLY
------------------- ----------------------------------------------------------------------------------------------------------------

        4           SOURCE OF FUNDS:   WC, AF, OO
------------------- ----------------------------------------------------------------------------------------------------------------
                                                                                                                                [_]
        5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):
------------------- ----------------------------------------------------------------------------------------------------------------

        6           CITIZENSHIP OR PLACE OF ORGANIZATION:  Delaware
------------------- ----------------------------------------------------------------------------------------------------------------

          NUMBER OF              7     SOLE VOTING POWER:                                                                         0
           SHARES
------------------------------ ------- ---------------------------------------------------------------------------------------------

        BENEFICIALLY             8     SHARED VOTING POWER:                                                                  90,750
          OWNED BY
------------------------------ ------- ---------------------------------------------------------------------------------------------

            EACH                 9     SOLE DISPOSITIVE POWER:                                                                    0
          REPORTING
------------------------------ ------- ---------------------------------------------------------------------------------------------

         PERSON WITH             10    SHARED DISPOSITIVE POWER:                                                             90,750
------------------- ----------------------------------------------------------------------------------------------------------------

        11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY                                                                   90,750
                    REPORTING PERSON:
------------------- ----------------------------------------------------------------------------------------------------------------
                                                                                                                                [_]
        12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
------------------- ----------------------------------------------------------------------------------------------------------------

        13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                                        0.8%
------------------- ----------------------------------------------------------------------------------------------------------------

        14          TYPE OF REPORTING PERSON:                          PN
------------------- ----------------------------------------------------------------------------------------------------------------

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
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
CUSIP No. 09066L105                                                        13D                    Page 5 of 10 Pages
----------------------------------------------------------------------              ------------------------------------------------

------------------- ----------------------------------------------------------------------------------------------------------------

        1           NAME OF REPORTING PERSON:  ALFRED D. KINGSLEY


                    S.S. OR I.R.S. IDENTIFICATION NO.
                    OF ABOVE PERSON:
------------------- ----------------------------------------------------------------------------------------------------------------
                                                                                                                            (a) [x]
        2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                       (b) [_]
------------------- ----------------------------------------------------------------------------------------------------------------

        3           SEC USE ONLY
------------------- ----------------------------------------------------------------------------------------------------------------

        4           SOURCE OF FUNDS:  PF, AF, OO
------------------- ----------------------------------------------------------------------------------------------------------------
                                                                                                                                [_]
        5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):
------------------- ----------------------------------------------------------------------------------------------------------------

        6           CITIZENSHIP OR PLACE OF ORGANIZATION:  United States
------------------- ----------------------------------------------------------------------------------------------------------------

          NUMBER OF              7     SOLE VOTING POWER:                                                                   933,911
           SHARES
------------------------------ ------- ---------------------------------------------------------------------------------------------

        BENEFICIALLY             8     SHARED VOTING POWER:                                                               1,036,482
          OWNED BY
------------------------------ ------- ---------------------------------------------------------------------------------------------

            EACH                 9     SOLE DISPOSITIVE POWER:                                                              933,911
          REPORTING
------------------------------ ------- ---------------------------------------------------------------------------------------------

         PERSON WITH             10    SHARED DISPOSITIVE POWER:                                                          1,036,482
------------------- ----------------------------------------------------------------------------------------------------------------

        11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY
                    REPORTING PERSON:                                                                                    1,970,393
------------------- ----------------------------------------------------------------------------------------------------------------
                                                                                                                                [_]
        12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
------------------- ----------------------------------------------------------------------------------------------------------------

        13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                                      16.2%
------------------- ----------------------------------------------------------------------------------------------------------------

        14          TYPE OF REPORTING PERSON:                          IN
------------------- ----------------------------------------------------------------------------------------------------------------

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
CUSIP No. 09066L105                                                        13D                    Page 6 of 10 Pages
----------------------------------------------------------------------              ------------------------------------------------

------------------- ----------------------------------------------------------------------------------------------------------------

        1           NAME OF REPORTING PERSON:  GARY K. DUBERSTEIN


                    S.S. OR I.R.S. IDENTIFICATION NO.
                    OF ABOVE PERSON:
------------------- ----------------------------------------------------------------------------------------------------------------
                                                                                                                            (a) [x]
        2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                       (b) [_]
------------------- ----------------------------------------------------------------------------------------------------------------

        3           SEC USE ONLY
------------------- ----------------------------------------------------------------------------------------------------------------

        4           SOURCE OF FUNDS:  PF, AF, OO
------------------- ----------------------------------------------------------------------------------------------------------------
                                                                                                                                [_]
        5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):
------------------- ----------------------------------------------------------------------------------------------------------------

        6           CITIZENSHIP OR PLACE OF ORGANIZATION:  United States
------------------- ----------------------------------------------------------------------------------------------------------------

          NUMBER OF              7     SOLE VOTING POWER:                                                                    10,895
           SHARES
------------------------------ ------- ---------------------------------------------------------------------------------------------

        BENEFICIALLY             8     SHARED VOTING POWER:                                                               1,036,482
          OWNED BY
------------------------------ ------- ---------------------------------------------------------------------------------------------

            EACH                 9     SOLE DISPOSITIVE POWER:                                                               10,895
          REPORTING
------------------------------ ------- ---------------------------------------------------------------------------------------------

         PERSON WITH             10    SHARED DISPOSITIVE POWER:                                                          1,036,482
------------------- ----------------------------------------------------------------------------------------------------------------

        11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY
                    REPORTING PERSON:                                                                                    1,047,377
------------------- ----------------------------------------------------------------------------------------------------------------
                                                                                                                                [_]
        12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
------------------- ----------------------------------------------------------------------------------------------------------------

        13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                                       8.8%
------------------- ----------------------------------------------------------------------------------------------------------------

        14          TYPE OF REPORTING PERSON:                          IN
------------------- ----------------------------------------------------------------------------------------------------------------

         This Amendment No. 5 ("Amendment No. 5") amends and supplements the statement on Schedule 13D (as amended by Amendment No. 1, dated May 14, 1998, Amendment No. 2, dated August 18, 2000, Amendment No. 3, dated December 8, 2000 and Amendment No. 4, dated March 30, 2001, the "Statement") relating to the common stock, par value $.01 per share (the "Shares"), of BioTime Inc., a California corporation (the "Company"), filed by and on behalf of Greenbelt Corp. ("Greenbelt"), Greenway Partners, L.P. ("Greenway"), Greenhouse Partners, L.P. ("Greenhouse"), Alfred D. Kingsley and Gary K. Duberstein (collectively, the "Reporting Persons"). Unless otherwise defined herein, the information set forth in the Statement remains unchanged. Unless otherwise defined herein, all capitalized terms used herein shall have the meanings previously ascribed to them in the previous filing of the Statement.


ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The Company issued a warrant to Kingsley (the "August Kingsley Warrant") to acquire 230,769 Shares, pursuant to a Warrant Agreement between Kingsley and the Company (the "August Kingsley Warrant Agreement") as partial consideration for making available a loan in the amount of $1,500,000, by Kingsley to the Company (the "August Loan"). Kingsley made the August Loan available on August 13, 2001 pursuant to the terms of a Debenture by the Company in favor of Kingsley, dated as of such date (the "Debenture"). Mr. Kingsley made such August Loan available from his personal funds and by conversion of $1 million in principal amount of a Loan made by Kingsley to the Company pursuant to the terms of the Revolving Credit Agreement, dated March 27, 2001, between Kingsley and the Company. A form of the Debenture is annexed hereto as Exhibit 10 and incorporated herein by reference.

         Except as indicated above, the information set forth in the Item 3 of the Statement remains unchanged.

ITEM 4.           PURPOSE OF TRANSACTION

         Pursuant to the August Kingsley Warrant Agreement and under the August Kingsley Warrant, Kingsley may, until August 1, 2004, acquire up to 230,769 Shares at a price per share of $6.50, subject to adjustment as provided therein. The August Kingsley Warrant Agreement is annexed hereto as Exhibit 11 and incorporated herein by reference and a form of the August Kingsley Warrant is annexed as Exhibit A thereto.

         Except as indicated above, the information set forth in the Item 4 of the Statement remains unchanged.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER

         (a) As of the date of this Statement, the Reporting Persons beneficially owned in the aggregate 1,981,288 Shares constituting 16.3% of the outstanding Shares. Pursuant to Rule 13d-3 under the Securities and Exchange Act of 1934, (i) such aggregate number includes 311,272 Shares subject to warrants owned by Greenbelt (the "Greenbelt Warrant Shares") and 280,769 Shares subject to the Kingsley Warrant or the August Kingsley Warrant (collectively, the "Kingsley Warrant Shares" and, together with the Greenbelt Warrant Shares, the "Warrant Shares") and (ii) such percentage of Shares beneficially owned by the Reporting Persons is determined based upon an aggregate of 12,171,353 Shares outstanding consisting of (a) the 11,579,312 Shares outstanding on August 14, 2001, based upon the Company's Quarterly Report on Form 10-Q for the quarterly period ending June 30, 2001, and (b) the 592,041 Warrant Shares. The Reporting Persons may be deemed to have direct beneficial ownership of Shares as set forth in the following table. In such table, pursuant to Rule 13d-3, the Greenbelt Warrant Shares are deemed outstanding for determining the percentage ownership of Shares by Greenbelt, the direct beneficial owner of the Greenbelt Warrant

Shares, and the Kingsley Warrant Shares are deemed outstanding for determining the percentage ownership of Shares by Kingsley, the direct beneficial owner of the Kingsley Warrant Shares.

                                                       APPROXIMATE PERCENTAGE
       NAME                NUMBER OF SHARES            OF OUTSTANDING SHARES
       ----                ----------------            ---------------------

    Greenbelt                    945,732                        8.0%
     Greenway                     90,750                        0.8%
     Kingsley                    933,911                        7.9%
    Duberstein                    10,895                        0.1%


         Greenbelt has direct beneficial ownership of 945,732 Shares including the Greenbelt Warrant Shares. Each of Messrs. Kingsley and Duberstein, as executive officers and directors of Greenbelt, may be deemed to beneficially own the Shares, including the Greenbelt Warrant Shares, that Greenbelt beneficially owns. Each of Messrs. Kingsley and Duberstein disclaims beneficial ownership of such Shares for all other purposes.

         Greenhouse, as the general partner of Greenway, may be deemed to own beneficially (as that term is defined in Rule 13d-3) Shares which Greenway may be deemed to possess direct beneficial ownership. Each of Messrs. Kingsley and Duberstein, as general partners of Greenhouse, may be deemed to beneficially own Shares which Greenhouse may be deemed to beneficially own. Each of Messrs. Kingsley and Duberstein disclaims beneficial ownership of such Shares for all other purposes.

         (b) If Greenbelt were to exercise in full the Greenbelt Warrants, which are all presently exercisable, it would then have the sole power to vote or direct the vote of 945,732 Shares and the sole power to dispose or direct the disposition of such Shares. Messrs. Kingsley and Duberstein may be deemed to share with Greenbelt the power to vote or to direct the vote and to dispose or to direct the disposition of such Shares.

         Greenway has the sole power to vote or direct the vote of 90,750 Shares and the sole power to dispose or direct the disposition of such Shares. Greenhouse and Messrs. Kingsley and Duberstein may be deemed to share with Greenway the power to vote or to direct the vote and to dispose or to direct the disposition of such Shares.

         If Mr. Kingsley were to exercise in full the Kingsley Warrant and the August Kingsley Warrant, which are presently exercisable, he would have the sole power to vote or direct the vote of 933,911 Shares and the sole power to dispose or direct the disposition of such Shares.

         Mr. Duberstein has the sole power to vote or direct the vote of 10,895 Shares and the sole power to dispose or direct the disposition of such Shares.

         (c) Not Applicable.

         (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares or the Warrants.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         The August Kingsley Warrant Agreement provides Kingsley with certain rights to require the Company to register both the August Kingsley Warrants and the August Kingsley Warrant Shares under the Securities and Exchange Act of 1933, as amended.

         Except as indicated above, the information set forth in the Item 6 of the Statement remains unchanged.


ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS

                  The following Exhibits are filed herewith:

                    DESCRIPTION
                    -----------

          10. Form of Debenture by and between BioTime, Inc. in favor of Alfred D. Kingsley, dated as of August 13, 2001 (incorporated by reference to Exhibit 10.28 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2001 filed on August 14, 2001).

          11. August Kingsley Warrant Agreement, dated as of August 13, 2001, between BioTime, Inc. and Alfred D. Kingsley (incorporated by reference to Exhibit 10.29 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2001 filed on August 14, 2001).

                                   SIGNATURES

         After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information contained in this Statement is true, complete and correct.


Dated: August 17, 2001


                   GREENHOUSE, L.P.

                   By:      /s/Gary K. Duberstein
                            --------------------------------------------
                            Gary K. Duberstein,
                            General Partner



                   GREENWAY PARTNERS, L.P.

                   By:      Greenhouse Partners, L.P.,
                            its general partner

                            By:      /s/Gary K. Duberstein
                                     -----------------------------------
                                     Gary K. Duberstein,
                                     General Partner



                   GREENBELT CORP.

                   By:      /s/Alfred D. Kingsley
                            --------------------------------------------
                            Alfred D. Kingsley,
                            President


                   /s/Alfred D. Kingsley
                   -----------------------------------------------------
                   Alfred D. Kingsley


                   /s/Gary K. Duberstein
                   -----------------------------------------------------
                   Gary K. Duberstein

                                  EXHIBIT INDEX


                    DESCRIPTION
                    -----------

          10. Form of Debenture by and between BioTime, Inc. in favor of Alfred D. Kingsley, dated as of August 13, 2001 (incorporated by reference to Exhibit 10.28 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2001 filed on August 14, 2001).

          11. August Kingsley Warrant Agreement, dated as of August 13, 2001, between BioTime, Inc. and Alfred D. Kingsley (incorporated by reference to Exhibit 10.29 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2001 filed on August 14, 2001).